EXHIBIT 99.1

ASX/MEDIA RELEASE

pSivida secures additional US$15m funding

Effective conversion price of US$7.10 per ADR (AU$0.95 per ordinary share)

Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it has signed an agreement with a New York based institutional accredited investor (the “Investor”) pursuant to which the Investor, subject to satisfaction of closing conditions, will purchase US$15m (AU$20m) of Subordinated Convertible Debentures convertible into PSDV American Depository Receipts (“ADR”) at an initial conversion price of US$7.10 (AU$0.95 per ordinary share). The proceeds of the issuance are expected to be used for the expanded development of pSivida’s platform technology, BioSiliconTM.

The debentures will mature three years from the date of closing and will bear 8% interest payable quarterly. pSivida may, at its sole discretion, choose to make interest payments in cash and/or ADRs . The Investor will also receive warrants to purchase approximately 633,000 additional ADRs. The warrants are exercisable for six years at an initial exercise price of US$7.20 (AU$0.96 per ordinary share).

ADRs issued upon conversion of the debentures or exercise of the warrants will be registered under the Securities Act of 1933 to permit resale in the United States on behalf of the Investor within 180 days from the date of the agreement.

The transaction is subject to shareholder approval for the issuance. The closing is anticipated to occur in mid November.

This announcement follows pSivida’s acquisition of Boston based drug delivery company, Controlled Delivery Systems (“CDS”) earlier this week. Gavin Rezos, Managing Director of pSivida Limited said, “Revenue from CDS’s RetisertTM products and an expected BioSiliconTM licensing deal make convertible debt financing an appropriate strategy to meet our funding needs in the short to medium term.”

BIO-IB, LLC, a New York based healthcare investment banking boutique, acted as financial advisor and Curtis, Mallet-Prevost, Colt & Mosle LLP acted as legal advisor to pSivida on this transaction.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverley Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 9 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida Limited
pSivida is a global drug delivery company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 29 patent families, 34 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.